[Letterhead of Greenberg Traurig, LLP]

Direct Dial: 212-801-9362
e-mail: marsicoa@gtlaw.com

October 17, 2005

VIA EDGAR TRANSMISSION
----------------------
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION: William A. Bennett, Esq.
Mail Stop: 35-61

                  Re:      Media & Entertainment Holdings, Inc.
                           Form S-1 Registration Statement
                           FILE NO. 333-128218

Dear Mr. Reynolds:

        On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 ("Amendment No. 1") to the Registrant's Registration Statement on Form S-1 (File No. 333-128218), originally filed with the Commission on September 9, 2005 (the "Registration Statement"), including one complete electronic version of the exhibits listed as filed therewith, for registration under the Securities Act of the offer and sale of: (i) 15,000,000 units (the "Offering Units"), with each Offering Unit consisting of one share of the Registrant's common stock, par value $.0001 per share (the "Common Stock"), and two warrants, each warrant to purchase one share of Common Stock (the "Warrants"), (ii) up to 2,250,000 units (the "Over-Allotment Units"), with each Over-Allotment Unit consisting of one share of Common Stock and two Warrants, that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, (iii) up to 750,000 units (the "Purchase Option Units"), with each Purchase Option Unit consisting of one share of Common Stock and two Warrants, which Jesup & Lamont Securities Corporation, acting as representative of the underwriters ("Jesup & Lamont"), will have the right to purchase for its own account or that of its designees, (iv) all shares of Common Stock and all Warrants issued as part of the Offering Units, the Over-Allotment Units and the Purchase Option Units and (v) all shares of Common Stock issuable upon exercise of the Warrants included in the Offering Units, the Over-Allotment Units and the Purchase Option Units.

        Amendment No. 1 responds to the comments heretofore received from the Commission's staff (the "Staff") by letter dated September 30, 2005 (the "Comment Letter") with respect to the Registration Statement. Other changes reflect developments since the initial filing of the Registration Statement with the Commission and comments on the Registration Statement received from the National Association of Securities Dealers, Inc. For the Staff's convenience, the Staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 1. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

                                     *******

GENERAL

        1. PLEASE FURNISH SUPPLEMENTALLY A STATEMENT AS TO WHETHER OR NOT THE AMOUNT OF COMPENSATION TO BE ALLOWED OR PAID TO THE UNDERWRITERS HAS BEEN CLEARED WITH THE NASD. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER INFORMING THAT THE NASD HAS NO OBJECTIONS.

        We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters in this offering is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

        2. WE NOTE YOUR DISCLOSURE CONCERNING THE ABILITY OF THE COMPANY TO ENTER INTO MULTIPLE COMBINATION TRANSACTIONS WHILE STILL MEETING THE 80% OF NET ASSETS TEST. PLEASE PROVIDE ADDITIONAL DISCLOSURE TO DISCUSS THE SPECIAL ISSUES AND CONCERNS THAT WOULD ARISE IN ATTEMPTING TO CONSUMMATE THE ACQUISITION OF SEVERAL OPERATING BUSINESSES AT THE SAME TIME.

        The Registrant has added disclosure to page 2 of the "Summary" section and page 15 of the "Risk Factors--Risks Associated with this Offering" section stating that if the Registrant determines to simultaneously acquire several businesses and such businesses are owned by different sellers, the Registrant would need each of the sellers to agree that the Registrant's purchase of the seller's business is contingent on the simultaneous closings of the other acquisitions, which may be difficult for the Registrant to accomplish and could delay the completion of the business combination. The Registrant has also added disclosure stating that with multiple acquisitions, the Registrant could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

        3. TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS OFFERING AT $90,000,000 AND OFFER THE UNITS AT $6.00 PER UNIT. WHAT FACTORS DID YOU CONSIDER WHEN DETERMINING THAT YOU MIGHT NEED $82,271,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION CONTEMPLATED BY THE REGISTRATION STATEMENT? DISCUSS THE SPECIFIC FACTORS AND MOTIVATIONS BEHIND THE VALUATION. PLEASE NOTE IN PARTICULAR THAT WE ARE NOT SEEKING SIMPLY WHETHER OR NOT YOU HAVE "A SPECIFIC BUSINESS COMBINATION UNDER CONSIDERATION" BUT ARE LOOKING MORE TO THE TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, EVALUATIONS, DISCUSSIONS (FORMAL OR INFORMAL), NEGOTIATIONS AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY, AN AFFILIATE THEREOF, OR AN UNRELATED THIRD PARTY, WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. THIS INCLUDES THE TIME PERIOD BEFORE THE COMPANY'S CORPORATE EXISTENCE WAS ESTABLISHED ON JULY 8, 2005 AND ENCOMPASSES ANY AND ALL EVALUATIONS AND/OR DISCUSSIONS THAT MAY HAVE TAKEN PLACE PRIOR TO THE INVOLVEMENT OF THE PRINCIPALS WITH THE FORMAL ENTITY OF MEDIA & ENTERTAINMENT HOLDINGS, INC. GIVEN MANAGEMENT'S EXTENSIVE AND HIGH-LEVEL EXPERIENCE IN THE ENTERTAINMENT, MEDIA AND COMMUNICATIONS INDUSTRIES AS SENIOR EXECUTIVES, BUSINESS CONSULTANTS AND/OR ENTREPRENEURS, THE PRECISE NATURE OF THEIR KNOWLEDGE ABOUT THEIR ABILITY TO EFFECT A COMBINATION WITH A COMPANY WHOSE FAIR MARKET VALUE IS EQUAL TO AT LEAST 80% OF THE COMPANY'S NET ASSETS MAY BE MATERIAL INFORMATION FOR WHICH APPROPRIATE DISCLOSURE IS REQUIRED. WE MAY HAVE FURTHER COMMENT.

        The principals of the Registrant and Jesup & Lamont, as representative of the underwriters, agreed to value the offering at $90,000,000 and to price the Units at $6.00 based on the previous management, consulting and transactional experience of the Registrant's executive officers and directors in the entertainment, media and communications industries, as well as Jesup & Lamont's evaluation of its ability to solicit investors for an offering of this size given current overall market conditions. In determining the size of this offering and the offering price of the Units, management held several meetings with Jesup & Lamont, both prior to inception of the Registrant and thereafter, to discuss the state of capital markets, generally, and the amount Jesup & Lamont believes it reasonably can raise on behalf of the Registrant given the Registrant's proposed target industries. During such meetings, the principals of the Registrant expressed their collective belief that companies that have valuations greater than $100 million generally are acquisition candidates for larger and more established operating companies that have developed marketing and distribution capabilities and the ability to leverage existing products and/or services to increase their market presence. Accordingly, the principals of the Registrant believe that the net proceeds of an offering of $90 million (i.e., $82,271,000, consisting of $79,650,000 held in trust and $2,621,000 not held in trust, or $94,826,000 if the underwriters' over-allotment option is exercised in full, consisting of $92,205,000 held in trust and $2,621,000 not held in trust), would be sufficient to enable the Registrant to pursue either "spin-off" transactions with larger, well-established companies in the target industries (in which the Registrant would acquire a target subsidiary or business division of a seasoned large or mid-cap company) or acquisitions of small-cap companies in the target industries with attractive valuations that are in need of a new, highly experienced management team. Management shared this belief particularly in light of the fact that the Registrant could also utilize a combination of cash and equity and/or debt securities as consideration in a potential acquisition. Based on its prior experience and its evaluation of the capital markets in general, Jesup & Lamont expressed to the Registrant's management its belief that an offering of $90 million could be accomplished at this time, and the parties then determined to begin preparations for this offering.

         Neither the Registrant nor any of its agents, representatives or affiliates, nor any unrelated third party, has conducted any research or taken any action, directly or indirectly, including, without limitation, any due diligence, evaluations, discussions (formal or otherwise), negotiations and/or similar activities, with respect to a business combination transaction involving the Registrant, either before the establishment of the Registrant's corporate existence or after. In this regard, the Registrant has expanded the disclosure on pages 28 and 29 of Amendment No. 1 in the section titled "Proposed Business - Effecting a business combination - We have not identified a target business," to state clearly that the Registrant has not established any specific attributes or criteria (financial or otherwise) for prospective target businesses, and that there has been no due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, directly or indirectly, by the Registrant, its affiliates or representatives, or by any unrelated third party, with respect to a business combination transaction involving the Registrant. Other than the Registrant's management's collective belief that the net proceeds of the offering will be adequate to enable the Registrant to acquire a company in the entertainment, media and communications industries, the Registrant's management does not have any particular knowledge as to its ability to ultimately effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Registrant's net assets. Accordingly, as set forth on pages 28 and 29 of Amendment No. 1 under the section titled "Proposed Business - Introduction," the Registrant has disclosed that it cannot be certain that it will be able to locate a target business in its target industries or that it will be able to engage in a business combination with a target business on favorable terms.

        In addition, the Registrant has further expanded its disclosure on page 29 of Amendment No. 1 under the section titled "Proposed Business - Effecting a business combination - Sources of target businesses" to state that as senior executives, business consultants and entrepreneurs in the entertainment, media and communications industries, members of the Registrant's management team have been, and are likely to continue to be, presented with proposals and offers of many varieties with respect to prospective investments and transactions. They may also become aware of potential transaction opportunities by attending entertainment, media and communications conferences or conventions. However, they have not yet been presented with any proposals with respect to prospective transactions for the Registrant, nor have they undertaken any steps to identify or locate any suitable prospective transactions for the Registrant. They have also not performed any due diligence, research, evaluation or other similar activities with respect to a potential business combination for the Registrant. Moreover, they will not entertain any proposals with respect to a prospective transaction, nor will they perform any due diligence, research, evaluation or other similar activities with respect to a potential business combination, until after the Registrant completes its initial public offering.

        4. WE NOTE THAT THE COMPANY HAS MARKED THE BOX ON THE REGISTRATION STATEMENT FACING PAGE INDICATING THAT DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE IN COMPLIANCE WITH RULE 434. PLEASE SUPPLEMENTALLY DISCUSS THE CIRCUMSTANCES IN WHICH THE COMPANY INTENDS TO UTILIZE THE PROVISIONS OF RULE 434 AND HOW THE COMPANY INTENDS TO COMPLY WITH THE REQUIREMENTS OF RULE 434.

        The Registrant no longer intends to utilize the provisions of Rule 434 under the Securities Act. Accordingly, the box on the facing page of Amendment No. 1 is no longer marked to indicate that delivery of the prospectus is expected to be made in compliance with Rule 434.

         The Registrant also acknowledges that the Commission has eliminated Rule 434 in its entirety, effective December 1, 2005. See Final Rule: Securities Offering Reform, Release Nos. 33-8591 and 34-52056 (July 19, 2005).

        5. REFERENCE IS MADE TO NOTE 5 TO THE FINANCIAL STATEMENTS. GIVEN THE CONTINGENT NATURE OF THE LEGAL FEE, PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 509 OF REGULATION S-K.

        The Registrant has added disclosure to page 51 of Amendment No. 1 in the section titled "Legal Matters" to state that it has paid a retainer of $15,000 to Greenberg Traurig, LLP as of the date of the prospectus and that it has entered into an arrangement with Greenberg Traurig, LLP which provides that the balance of its fees in connection with this offering will be paid by the Registrant only if this offering is completed.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

        6. PLEASE EXPLAIN "HIGH VOLUME BRAND" AS USED IN THE FIRST PARAGRAPH ON PAGE TWO.

        The Registrant has deleted the term "high volume brand" throughout Amendment No. 1, as it believes the term is redundant and that the term "target business" is sufficient.

        7. CLARIFY THAT THE "CURRENT REPORT ON FORM 8-K" WILL BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND WHETHER IT WILL BE DISTRIBUTED TO UNIT HOLDERS.

        The Registrant has added disclosure to page 3 of Amendment No. 1 in the "Summary" section to clarify that the Current Report on Form 8-K will be filed with the Commission and that it will not be distributed to unit holders.

        8.      EXPLAIN THE REFERENCE TO "MANAGEMENT DIRECTORS" ON PAGE 6.

        The Registrant supplementally advises the Staff that the reference to "management directors" on page 6 of Amendment No. 1 (and throughout the Registration Statement) is intended to refer to directors of the Registrant who are also executive officers of the Registrant, and excludes the Registrant's one "independent" (non-management) director, who does not currently own any shares of Common Stock and will not at any time prior to completion of the offering. The Registrant believes that the language makes clear that only those individuals who are both officers and "management directors" are "existing stockholders" of the Registrant who have agreed to the voting restrictions with respect to pre-offering shares of Common Stock described in the prospectus. Mr. Richard Weden, the Registrant's sole independent director, has not agreed to such voting restrictions with respect to pre-offering shares of Common Stock, because he will not own any shares of Common Stock before the consummation of the offering. Therefore, the Registrant believes it is necessary to distinguish between "all directors" and "management directors" of the Registrant in this particular context throughout the Registration Statement in order to make the disclosure with respect to the voting restrictions (namely, to whom such restrictions apply) precise and accurate.

        9. BRIEFLY DISCUSS THE "CERTAIN LIMITED EXCEPTIONS" PURSUANT TO WHICH THE EXISTING STOCKHOLDER SHARES WILL BE RELEASED FROM ESCROW PRIOR TO THE 12-MONTH PERIOD PROVIDED FOR IN THE AGREEMENT. BRIEFLY DISCUSS THE TYPE OF POST-INITIAL TRANSACTION THAT WOULD RESULT IN ALL OF YOUR STOCKHOLDERS HAVING THE RIGHT TO EXCHANGE THEIR SHARES, THEREBY RELEASING THE SHARES FROM ESCROW.

        The Registrant has revised the disclosure on page 7 of Amendment No. 1 in the "Summary" section to briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the 12-month period, and to briefly discuss the type of post-initial transaction that would result in their having the right to exchange their shares, thereby releasing the shares from escrow.

        10. WE NOTE THAT THE EXISTING SHAREHOLDERS HAVE AGREED TO WAIVE THEIR CONVERSION RIGHTS WITH RESPECT TO ALL SHARES OWNED BY THEM. PLEASE CLARIFY THAT THIS WAIVER APPLIES TO SHARES OWNED BOTH BEFORE THIS OFFERING AS WELL AS TO SHARES PURCHASED DURING AND AFTER THIS OFFERING. PLEASE ALSO ADVISE WHERE THIS VOTING AGREEMENT IS SET FORTH.

        The Registrant has revised its disclosure on pages 6 and 7 of Amendment No. 1 in the "Summary" section to clearly state that the existing stockholders do not have conversion rights with respect to any shares of Common Stock owned by them, directly or indirectly, whether acquired before, during or after this offering. Exhibits 10.1 - 10.4 to the Registration Statement currently contain the voting agreement of the existing stockholders. The Registrant has added a new Exhibit 10.14 to Amendment No. 1 which contains the waiver of the existing stockholders of conversion rights with respect to their shares of Common Stock.

RISK FACTORS, PAGE 9
--------------------

        11. PLEASE STATE IN RISK FACTOR TWO THE AMOUNT PER SHARE THAT PUBLIC STOCKHOLDERS WILL RECEIVE IF YOU ARE FORCED TO LIQUIDATE BEFORE A BUSINESS COMBINATION.

        The Registrant has revised the disclosure in Risk Factor # 2 on page 9 of Amendment No. 1 to state the amount per share that public stockholders will receive if the Registrant is forced to liquidate before a business combination.

        12. CLEARLY DISCLOSE IN RISK FACTOR 5 OR ELSEWHERE IN THE PROSPECTUS THE "CERTAIN CIRCUMSTANCES" WHERE THE NAMED INDIVIDUALS WILL BE PERSONALLY LIABLE TO ENSURE FUNDS IN TRUST ARE NOT REDUCED BY VENDOR AND OTHER CLAIMS.

        The only instance where the named individuals will be personally liable to ensure funds in the trust are not reduced by vendor claims is in the event a vendor does not waive any rights or claims to the trust account. Risk Factor #5 has been revised to make this clear. Additional disclosure has been added to Risk Factor #5 (which is also contained on page 32 of the Registration Statement under the section titled "Proposed Business--Effecting a business combination - Liquidation if no business combination") to state that the Registrant's executive officers will not be personally liable to pay debts and obligations to prospective target businesses if a business combination is not consummated with such prospective target business, or for claims from any other entity other than vendors.

        13. PLEASE SPECIFICALLY NAME THOSE MEMBERS OF MANAGEMENT AND OTHER KEY PERSONNEL THAT YOU EXPECT TO REMAIN WITH THE COMPANY FOLLOWING A BUSINESS COMBINATION IN RISK FACTOR NINE. DISCUSS THE POTENTIAL CONFLICTS OF INTEREST THAT MAY RESULT. REVISE DISCLOSURE IN THE CONFLICTS OF INTEREST SECTION ON PAGE 40.

        The Registrant has revised its disclosure in Risk Factor #9 to name those members of management that it expects to remain with the company following a business combination, and to state that if management negotiates their retention as a condition to any potential business combination, management may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of the Registrant's management post-business combination, thereby resulting in a conflict of interest. The Registrant has also revised the section titled "Management - Conflicts of Interest" on page 39 of Amendment No. 1 to add such conflict of interest disclosure as an additional bullet point.

        14. CLARIFY IN THE SUBHEADING TO RISK FACTOR 14 THAT YOUR OFFICERS AND DIRECTORS "WILL" ALLOCATE THEIR TIME TO OTHER BUSINESSES.

        The Registrant has clarified in the subheading to Risk Factor #14 that its officers and directors "will" allocate their time to other businesses.

        15. PLEASE AVOID THE GENERIC CONCLUSION YOU REACH IN SEVERAL OF YOUR RISK FACTOR NARRATIVES AND SUBHEADINGS THAT THE RISK COULD "ADVERSELY AFFECT," "ADVERSELY IMPACT," "NEGATIVELY IMPACT," HAVE AN "ADVERSE EFFECT," ETC. ON YOUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS, FINANCIAL CONDITION AND OPERATIONS WOULD BE AFFECTED. SEE, FOR EXAMPLE, RISK FACTORS 9, 11, 12, 14, 19, 27, 30, 31, 34, AND 37.

        The Registrant has revised its disclosure in the Risk Factors section to delete such references, including in the specific risk factors mentioned above.

        16. RISK FACTORS 12, 18, 24 AND 25 ARE GENERIC AND APPLY TO MOST COMPANIES. EITHER DELETE THEM OR SUBSTANTIALLY REVISE THEM TO REFLECT THE PARTICULAR AND SPECIFIC RISKS POSED TO YOUR COMPANY AND INVESTORS IN THIS OFFERING.

        The Registrant has deleted the above-referenced risk factors.

USE OF PROCEEDS, PAGE 20
------------------------

        17. YOU APPEAR TO HAVE ALLOCATED PROCEEDS NOT HELD IN TRUST TO DUE DILIGENCE IN THREE SEPARATE LINE ITEMS: THE FIRST, THE SECOND AND THE SIXTH (RESERVES). EITHER THIS ALLOCATION IS DUPLICATIVE OR THE DISCLOSURE DOES NOT ADEQUATELY DISCUSS THE SPECIFIC DUE DILIGENCE UNDERTAKINGS CONTEMPLATED. PLEASE ADVISE OR REVISE.

        The Registrant has revised its disclosure on page 20 of Amendment No. 1 in the "Use of Proceeds" section to delete the reference to due diligence in the first line item. The reference to due diligence with respect to the sixth line item (reserves) is intended to disclose that such reserves may be used in the event the actual dollar amounts for due diligence, legal, accounting and other expenses of structuring and negotiating business combinations EXCEEDS the Registrant's estimates set forth in the disclosed line items in the table. Therefore, the Registrant believes that such disclosure is not duplicative.

        18. WE NOTE THAT YOU HAVE ALLOCATED FROM THE USE OF PROCEEDS NOT HELD IN TRUST A $20,000 PAYMENT TO YOUR INDEPENDENT DIRECTOR. WE ALSO NOTE

                DISCLOSURE ON PAGE 22, AND ELSEWHERE, THAT NO COMPENSATION OF ANY KIND WILL BE PAID TO YOUR EXISTING STOCKHOLDERS, OFFICERS OR DIRECTORS. PLEASE RECONCILE THIS DISCLOSURE THROUGHOUT.

        The Registrant has revised its disclosure on pages 5, 22, 39 and 43 of Amendment No. 1 to reconcile the above-referenced disclosure.

        19. YOU DISCLOSE IN A FOOTNOTE THAT THE USE OF NET PROCEEDS NOT HELD IN TRUST ARE ESTIMATES ONLY AND THAT ACTUAL EXPENDITURES MAY DIFFER SUBSTANTIALLY. PLEASE NOTE THAT WHILE YOU MAY RESERVE THE RIGHT TO CHANGE THE USE OF PROCEEDS, SUCH RESERVATION MUST BE DUE TO CERTAIN CONTINGENCIES THAT ARE DISCUSSED SPECIFICALLY AND THE ALTERNATIVES TO SUCH USE IN THAT EVENT ARE INDICATED. SEE INSTRUCTION 7 TO ITEM 504 OF REGULATION S-K.

        The Registrant has substantially expanded the disclosure in this footnote to state that since the net proceeds will be applied over time, the Registrant's actual expenditures of funds for some or all of the items set forth in the table could differ substantially from the anticipated expenditures set forth therein. The Registrant reserves the right, therefore, to reallocate the net proceeds among the uses described in the Use of Proceeds table depending upon factors such as the progress of its search for a suitable business combination; the amount of time required to structure, negotiate and complete a proposed business combination; the existence of complicated legal, commercial, accounting or regulatory issues relating to a proposed business combination; the number of federal, state, local or foreign governmental and third-party approvals and consents required to be obtained; and changes in the general economic and/or regulatory climate. For instance, the occurrence of any of such events could require the Registrant to allocate more funds from working capital to legal, accounting and/or due diligence expenses than the estimated amounts set forth in the Use of Proceeds table. Conversely, the failure of some or all of these events to occur could result in the Registrant's ability to allocate more funds from legal, accounting and/or due diligence expenses to working capital than the working capital estimate set forth in the Use of Proceeds table.

CAPITALIZATION, PAGE 24
-----------------------

        20. PLEASE PROVIDE DISCLOSURE OF SUBSEQUENT EVENTS INCLUDING THE COMPANY'S $20,000 ADVANCE ON SEPTEMBER 3, 2005 THAT WILL BE REPAID FROM THE OFFERING PROCEEDS. SEE NOTE 8 TO THE FINANCIAL STATEMENTS.

        The Registrant has added disclosure to the "Capitalization" section of Amendment No. 1 stating that on September 3, 2005, Transmedia Corporation, an affiliate of Harvey Seslowsky, the Registrant's President and Chief Operating Officer, advanced $20,000 to the Registrant as additional working capital to cover additional offering expenses. The Registrant has also added disclosure to the effect that on September 26, 2005, three of its executive officers advanced to it a total of $30,000 as additional working capital to pay additional expenses associated with this offering. The loans will be payable without interest on the earlier of one year from the date the loans were made to the Registrant or the consummation of this offering. The loans will be repaid out of the proceeds of the offering not being placed in trust upon consummation of the offering.

PROPOSED BUSINESS, PAGE 27
--------------------------

        21. WE NOTE THAT POTENTIAL BUSINESS CANDIDATES MAY BE BROUGHT TO YOUR ATTENTION FROM VARIOUS UNAFFILIATED SOURCES. CLARIFY WHETHER ANY UNAFFILIATED SOURCES HAVE TO DATE BROUGHT TO YOUR ATTENTION POTENTIAL TARGET BUSINESSES.

        The Registrant has added disclosure to page 29 of Amendment No. 1 in the section titled "Proposed Business - Effecting a business combination - Sources of target businesses to the effect that to date, no unaffiliated sources have brought any potential target businesses to its attention.

MANAGEMENT, PAGE 37
-------------------

        22. PLEASE DISCLOSE THE DATES MR. GRANATH WAS EMPLOYED OR SERVED ON THE BOARD FOR EACH ENTITY NAMED.

        The Registrant has revised the disclosure on page 37 of Amendment No. 1 in the "Management" section to include the dates Mr. Granath was employed or served on the board for each entity named.

        23. PLEASE PROVIDE THE DATES MR. SESLOWSKY HAS BEEN ASSOCIATED WITH TRANSMEDIA CORPORATION. PLEASE DISCLOSE MR. SESLOWSKY'S BUSINESS EXPERIENCE FROM 2002 TO AUGUST 2005.

        The Registrant has revised the disclosure on page 37 of Amendment No. 1 in the "Management" section to include the dates Mr. Seslowsky was associated with Transmedia Corporation and his business experience from 2002 to August 2005.

        24. PLEASE DISCLOSE MR. CLAUSER'S BUSINESS EXPERIENCE FROM 1991-1993. PROVIDE THE DATES HE SERVED AS A BOARD MEMBER FOR THE VARIOUS ENTITIES AND ORGANIZATIONS NAMED.

        The Registrant has revised the disclosure on pages 37 and 38 of Amendment No. 1 in the "Management" section to include the dates Mr. Clauser served as a board member for the entities named. Mr. Clauser did not have any material business experience from 1991-1993, during which time Mr. Clauser was a student at the University of Chicago Graduate School of Business, from which he graduated in June 1993.

        25. PROVIDE THE DATES MR. MAGGIN SERVED AS A BOARD MEMBER FOR THE VARIOUS ENTITIES NAMED.

        The Registrant has revised the disclosure on page 38 of Amendment No. 1 in the "Management" section to include the dates Mr. Maggin served on the board for each entity named.

PRINCIPAL STOCKHOLDERS, PAGE 41
-------------------------------

        26. PLEASE CLARIFY THAT MESSRS. GRANATH, SESLOWSKY, CLAUSER AND MAGGIN "ARE" CONSIDERED TO BE YOUR PROMOTERS.

        The Registrant has revised the disclosure on page 42 of Amendment No. 1 to clarify that Messrs. Granath, Seslowsky, Clauser and Maggin "are" considered to be its promoters, as such term is defined under the Federal securities laws.

CERTAIN TRANSACTIONS, PAGE 41

        27. WE NOTE REFERENCE TO RULE 462(B). PRIOR TO GOING EFFECTIVE, SUPPLEMENTALLY CONFIRM THAT YOU HAVE NO INTENTION OF INCREASING THE OFFERING SIZE.

        The Registrant duly notes the Staff's comment. Prior to going effective, the Registrant will supplementally confirm that it has no intention of increasing the offering size.

        28. WE NOTE THAT OPTIONS TO ACQUIRE 100,000 SHARES WERE ISSUED TO MR. WEDEN FOR SERVICES. ELABORATE ON THE NATURE OF THESE SERVICES AND DISCLOSE THE MONETARY VALUE OF THE OPTIONS. PROVIDE
                ITEM 701 DISCLOSURE IN PART II.

        The Registrant has expanded the disclosure on page 42 of Amendment No. 1 in the "Certain Transactions" section to disclose that Mr. Weden has rendered services to the Registrant as an independent director in connection with the formation and organization of the Registrant and the Registrant's efforts in connection with this offering, including the preparation of the Registration Statement. The Registrant has also disclosed the monetary value of the options. The Registrant has also provided Item 701 disclosure on page II-4 in Part II of Amendment No. 1.

UNDERWRITING, PAGE 48
---------------------

        29. TELL US WHETHER THE REPRESENTATIVE OR ANY MEMBERS OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE PROCEDURES YOU

                WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE OF CHIEF COUNSEL.

        Neither Jesup & Lamont nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Registrant undertakes to provide the Staff with the requested information if Jesup & Lamont or any members of the underwriting syndicate engages in electronic offers, sales or distributions of the securities covered by the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

        30. TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

        Neither the Registrant nor any underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Registrant or the underwriters subsequently enter into any such arrangements, the Registrant will promptly supplement its response.

        31. IF THE COMPANY OR THE UNDERWRITERS INTEND TO ENGAGE A DIRECTED SHARE PROGRAM IN CONJUNCTION WITH THIS OFFERING, PLEASE DESCRIBE TO US THE MECHANICS OF HOW AND WHEN THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES IS DETERMINED. TELL US HOW AND WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED SECURITIES, INCLUDING HOW AND WHEN ANY COMMUNICATIONS ARE SENT OR RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE PROGRAM.

        Neither the Registrant nor the underwriters presently intend to engage in a directed share program in connection with this offering.

        32. IN VIEW OF THE INFORMATION IN THE 33RD RISK FACTOR, THE DISCLOSURE REQUIREMENTS OF ITEM 508(B) OF REGULATION S-K MAY APPLY. PLEASE INCLUDE OR ADVISE.

        The Registrant has included additional disclosure on page 51 of Amendment No. 1 in the "Underwriting" section stating that although certain principals of Jesup & Lamont have extensive experience in the securities industry, Jesup & Lamont itself was formed in 1995 and has acted as the lead manager in only three firm commitment public offerings, including this offering, co-manager in no firm commitment public offerings and as a member of the underwriting syndicate in 20 underwritten public offerings. Since Jesup & Lamont has limited experience in underwriting firm commitment public offerings of securities, their lack of experience may have a negative impact on the public offering price of the Units, Common Stock and Warrants and the subsequent development, if any, of a trading market for such securities. Moreover, the Registrant may not be able to obtain sufficient research coverage from market analysts after the offering, which also may reduce or limit the market price, liquidity or trading volume of such securities. The Registrant believes that such disclosure is adequate to provide sufficient information concerning the level of experience of Jesup & Lamont in the context of this offering, as required under Item 508(b) of Regulation S-K.

        33. SECTION 6.2 OF THE UNDERWRITING AGREEMENT APPEARS TO ALLOW LESS THAN ALL OF THE SHARES TO BE OFFERED IN THE EVENT OF A DEFAULT BY AN UNDERWRITER OF MORE THAN 10%. THE AGREEMENT GIVES THE RIGHT, BUT NOT THE OBLIGATION, TO TERMINATE THE AGREEMENT. PLEASE EXPLAIN HOW THE PROPOSED OFFERING MAY STILL BE CONSIDERED A FIRM COMMITMENT IN LIGHT OF THE LANGUAGE IN THE UNDERWRITING AGREEMENT. PLEASE REVISE THE AGREEMENT OR THE PROSPECTUS.

        The Registrant respectfully disagrees with the Staff's interpretation of the import of Section 6.2 of the underwriting agreement. The relevant portion of
Section 6.2 of the underwriting agreement reads as follows:

        "In the event that neither you nor the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement WILL BE TERMINATED by you or the Company without liability on the part of the Company (except as provided in Sections 3.13 and 5 hereof) or the several Underwriters (except as provided in
        Section 5 hereof); provided, however, that if such default occurs with respect to the Option Units, this Agreement will not terminate as to the Firm Units; and provided further that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other several Underwriters and to the Company for damages occasioned by its default hereunder."

        (emphasis added)

        The Registrant's interpretation of this provision is that in the event of such a default, the agreement will (or shall) be terminated by one of the parties (i.e., it is an obligation to terminate, not a right to terminate). Notwithstanding the Registrant's interpretation of this provision, for the avoidance of any confusion, the Registrant has revised the above provision in the form of underwriting agreement filed as Exhibit 1.1. to read as follows:

        "In the event that neither you nor the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement WILL TERMINATE without liability on the part of the Company (except as provided in Sections 3.13 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, however, that if such default occurs with respect to the Option Units, this Agreement will not terminate as to the Firm Units; and provided further that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other several Underwriters and to the Company for damages occasioned by its default hereunder." (emphasis added)

        The Registrant has filed the revised form of underwriting agreement as
Exhibit 1.1 of Amendment No. 1.

FINANCIAL STATEMENTS
--------------------

FINANCIAL STATEMENTS, PAGE F-L
------------------------------

        34. YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES IN CASE OF UNUSUAL DELAY.

        The Registrant duly notes the Staff's comment.

EXHIBIT 23.1
------------

        35. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

        The Registrant duly notes the Staff's comment. A currently dated consent of the independent accountants has been included as Exhibit 23.1 to Amendment No. 1.

                                     *******

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned.

                                        Very truly yours,

                                        /s/ Anthony J. Marsico

                                        Anthony J. Marsico

cc:      Herbert A. Granath
         Harvey M. Seslowsky
         Robert C. Clauser, Jr.
         Bruce Maggin
         Richard M. Weden
         Stephen J. DeGroat
         James S. Cassel
         Barry E. Steiner
         Alan I. Annex, Esq.
         Robert H. Cohen, Esq.
         Robert S. Matlin, Esq.
         Joseph G. Krassy, Esq.
         Bart H. Friedman
         Rosalie Avitabile
         Gary D. Huselton